SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
 ______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
 Securities Exchange Act of 1934

For the month of September 2017

Commission File Number: 001-36349

 MediWound Ltd.
(Translation of registrant’s name into English)

42 Hayarkon Street
Yavne, 8122745 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

EXPLANATORY NOTE

Attached to this report as Exhibit 23.1 is the consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global.

This Report of Foreign Private Issuer on Form 6-K is incorporated by reference into MediWound Ltd.’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on January 25, 2016 (Registration No. 333-209106).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEDIWOUND LTD.
Date: September 19, 2017	By:	/s/ Sharon Malka
Name: Sharon Malka
Title: Chief Financial and Operations Officer

EXHIBIT INDEX

The following exhibit is filed as part of this Form 6-K:

Exhibit	Description

23.1	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global.